FARREL   NEWS

             FARREL CORPORATION
              25 MAIN STREET

                 FOR
             IMMEDIATE RELEASE

            ANSONIA, CT 06401

          CONTACT: PETER L. HESS
            (203) 736-5500
          TELEPHONE: (203) 736-5501





ANSONIA, Connecticut,

December 4, 1997:


Rolf K. Liebergesell, Chairman, President and Chief Executive Officer of Farrel Corporation, today announced that Farrel has entered into a conditional contract to acquire the Francis Shaw Rubber Machinery business located in Manchester, England from the EIS Group plc. The purchase price and terms were not disclosed.

Mr. Liebergesell, remarking on the transaction said "Francis Shaw produces world-class rubber mixing and extrusion equipment, and this acquisition represents our continuing commitment to serving fully the rubber products industries world- wide together with our other products, Banbury( Mixers and Twin Screw Sheeters and related equipment. Farrel now provides a full line of alternative solutions for its customers.

"From Francis Shaw's performance and the terms of the acquisition, we expect the acquisition to add significantly to profits for 1998. The addition of approximately $10 million to our current backlog will improve our prospects for 1998 as well.

"Importantly, Farrel adds engineering and technology expertise to the world's finest polymer engineering firm.

"Ultimately, the Francis Shaw business will be merged into existing Farrel facilities in Rochdale near Manchester, thus providing an opportunity to further improve profitability. In due course, Farrel's worldwide resources will assist in the marketing of these products," he said.
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Francis  Shaw produces Intermix( internal mixers with intermeshing rotors, extruders and related equipment principally for technical rubber goods manufacturers, while Farrel's Banbury( internal mixers and related equipment are largely designed for the world's tire manufacturers.

In addition to rubber mixers, Farrel supplies large-scale plastic pelletizing systems to the petrochemical industry and process equipment to compounders of plastic materials.